UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Calloway’s Nursery Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

131255101
(CUSIP Number)

Corporate Secretary Calloway’s Nursery, Inc. 4200 Airport Freeway, Suite 200 Fort Worth, Texas 76117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131255101	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mitchell Mark Almy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Personal funds
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 446,151
	8.	SHARED VOTING POWER 45,936
	9.	SOLE DISPOSITIVE POWER 446,151
	10.	SHARED DISPOSITIVE POWER 45,936
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 492,087
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 131255101	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

Calloway’s Nursery, Inc.
4200 Airport Freeway, Suite 200
Fort Worth, TX 76117

Item 2.  Identity and Background.

(a)
This statement is filed my Mitchell M. Almy, Mitchell M. Almy and Diana K. Almy Joint Tenants,  Manzanita Capital Inc. FBO Mitchell M. Almy 401-K, National Financial Services FBO Mitchell Almy Individual Retirement Account, Woodlands Beneficial LLC, Idaho Standard Supply Corporation and Mitchell Securities Corporation of Oregon. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Shares held jointly by Mitchell M. Almy and Diana K. Almy have shared voting power.

(c)	Mitchell Securities Corporation of Oregon is owned by Mitchell M. Almy and Diana K. Almy

(d)	Woodlands Beneficial LLC is owned by Mitchell M. Almy and Diana K. Almy

(e)	Idaho Standard Supply Corporation is owned by Mitchell M. Almy and Diana K. Almy

(f)	The address of record for each reporting person is 3930 N.E. 26th Avenue, Portland, OR 97212

(g)	No reporting person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(h)
Mitchell M. Almy is a citizen of the United States.  Mitchell Securities Corporation of Oregon, Woodlands Beneficial, LLC and Idaho Standard Supply Corporation are organized under the laws of the State of Oregon.

Item 3.  Source or Amount of Funds or Other Consideration.

Personal Funds

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the shares, when purchased, were undervalued and represent an attractive investment opportunity.

Item 5.  Interest in Securities of the Issuer.

(a)	The aggregate percentage of Shares reported owned by each person named herein is based upon 8,145,376 shares outstanding, which is the total number of shares outstanding as of June 20, 2012.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.  Material to Be Filed as Exhibits.

CUSIP No. 131255101	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mitchell Mark Almy
Mitchell Mark Almy

September 25, 2012
Date